EXHIBIT 99.5

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “40-F”) of Turquoise Hill Resources Ltd. (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent (i) to the use of and reference to my name as a qualified person for the Oyu Tolgoi Technical Report dated March 25, 2013, and to the use of and reference to my name, in the Company’s Annual Information Form for the year ended December 31, 2013, dated March 26, 2014, and the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated March 26, 2014, in each case which form part of the 40-F, and (ii) to the incorporation by reference of such information into the Company’s Form S-8 (333-113048, 333-128205, 333-135595, 333-143550 and 333-160783).

Sincerely,

/s/ Bernard Peters
Title: Technical Director – Mining
Company: OreWin Pty Ltd.

Date:  March 26, 2014